First Trust Value Line(R) 100 Fund

Board Considerations Regarding Continuation of Advisory Contract
      The Trustees unanimously approved the continuation of the
Investment Advisory Agreement (the Agreement) between First Trust
Advisors L.P. (First Trust) and First Trust Value Line (R) 100 Fund
(the Fund) at a meeting held on March 13, 2006. The Board of Trustees determined that the Agreement is in the best interests of the Fund and that the compensation arrangement set forth in the Agreement is fair and reasonable in light of the nature, extent and quality of the services provided by First Trust and such other matters as the Trustees considered to be relevant in the exercise of their reasonable business judgment.
      To reach this determination, the Trustees considered their duties under the Investment Company Act of 1940, as amended (the 1940 Act)
as well as under the general principles of state law in reviewing and approving advisory contracts; the requirements of the 1940 Act in such matters; the fiduciary duty of investment advisers with respect to advisory agreements and compensation; the standards used by courts in determining whether investment company boards have fulfilled their duties; and the factors to be considered by the Trustees in voting on such agreements.
The Independent Trustees received advice from independent legal counsel.
The Trustees also applied their business judgment to determine whether the arrangement between the Fund and First Trust was a reasonable business arrangement from the Funds perspective as well as from the perspective of its shareholders. In reviewing such arrangement, the Board of Trustees considered factors such as the nature, quality and extent of services provided by First Trust under the Agreement and the fairness of the fee charged, whether the fee level reflects any economies of scale, and any profitability realized by First Trust under the Agreement.
      The Trustees considered the nature, quality and extent of services provided by First Trust, including the experience and skills of the personnel primarily responsible for providing services to the Fund. The Board noted the compliance program that had been developed by First
Trust. In light of these considerations and their overall familiarity with First Trust, the Trustees concluded that the nature, quality and extent of services provided by First Trust to the Fund have been and are expected to remain satisfactory.
      The Trustees reviewed data prepared by Lipper Inc. (Lipper), an independent source, showing the advisory fee and expense ratio of the
Fund compared to those of a peer group of similar closed-end non-
leveraged funds.  The Trustees also considered the Funds advisory fee and expense ratio as compared to a second peer group of similar funds, including one leveraged fund, as selected by First Trust using data compiled by Lipper. The Trustees noted that the Funds advisory fee and expense ratio were either at or below the median of both the Lipper peer group and the First Trust-selected peer group. The Trustees also considered the advisory fees paid to First Trust by other funds with investment objectives and policies similar to the Funds, noting that those fees generally were similar, except for those funds for which First Trust served as sub-adviser, for which the annual fee was lower. The Trustees noted that First Trust told them that the nature of the services provided to those clients may not be comparable to those provided to the Fund. The Trustees also considered the Funds performance for the one-year, two-year and since-inception periods ended December 31, 2005 as compared to that of a relevant benchmark and other closed-end funds in the performance universes selected by both Lipper and First Trust. In addition, the Trustees considered the market price and net asset value performance of the Fund since inception, and compared the Funds discount as of December 30, 2005 to the average and median discount of a peer group selected by an independent source, noting that the Funds discount was indicative of the asset class. The Trustees noted the strong performance of the Fund over all periods as compared to both performance universes and concluded that the Funds performance was reasonable. On the basis of the information provided, the Trustees concluded that the Funds advisory fee was reasonable and appropriate in light of the nature, quality and extent of services provided by First Trust.
      The Trustees noted that First Trust has continued to invest in personnel and infrastructure but had not identified any economies of scale realized by the Fund and had indicated that, because the Fund is a closed-end fund that is not issuing more shares other than pursuant to its dividend reinvestment plan, First Trust believed that any discussion of economies of scale was not meaningful. The Trustees concluded that the advisory fee reflects an appropriate level of sharing of any economies of scale. The Trustees also considered the costs of the services provided and profits realized by First Trust from its relationship with the Fund for the twelve months ended December 31, 2005, as set forth in the materials
provided to the Board.    The Trustees noted the inherent limitations in the
profitability analysis, and concluded that First Trusts profitability appeared to be not unreasonable in light of the services provided to the Fund. In addition, the Trustees considered and discussed any ancillary benefits derived by First Trust from its relationship with the Fund and noted that First Trust receives no brokerage or soft dollars from the Fund and therefore the typical fall-out benefits are not present. The Trustees concluded that any other fall-out benefits received by First Trust or its affiliates would appear to be attenuated.
      Based on all of the factors considered, the Trustees concluded that it was in the best interests of the Fund to approve the continuation of the Agreement, including the fees to be charged for services thereunder. No single factor was determinative in the Boards analysis.